Contact

www.linkedin.com/in/dr-angel-a-rivera-490b5898 (LinkedIn)

Top Skills

Management

Microsoft Excel

Microsoft Office

Dr. Angel A. Rivera

Chief Technology Officer, Co-Owner/Co-founder/Shareholder at Quorum X Diagnostics Inc.

Atlanta Metropolitan Area

Experience

Quorum X Diagnostics

Chief Technology Officer at Quorum X Diagnostics Inc.

January 2018 - Present (8 years 4 months)

Atlanta, Georgia, United States

Quorum X Diagnostics Inc.

Chief Technology Officer

January 2018 - Present (8 years 4 months)

Greater Atlanta Area

AdCure bio

Chief Technology Officer

2018 - January 2019 (1 year)

Greater Atlanta Area

EXPRESSION THERAPEUTICS, LLC

Director of Research and Development, Manufacturing

June 2012 - June 2018 (6 years 1 month)

Atlanta, Georgia